Exhibit 12.1

HIGHWOODS PROPERTIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

Six Months Ended June 30, 2012
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$23,674
Fixed charges	50,364
Capitalized interest	(327)
Distributions of earnings from unconsolidated affiliates	2,225
Total earnings	$75,936

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$47,591
Amortization of deferred financing costs	1,802
Financing obligations interest expense	(96)
Capitalized interest	327
Interest component of rental expense	740
Total fixed charges	50,364
Preferred Stock dividends	1,254
Total fixed charges and Preferred Stock dividends	$51,618

Ratio of earnings to fixed charges	1.51
Ratio of earnings to combined fixed charges and Preferred Stock dividends	1.47